Exhibit 23.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 27, 2019, relating to (1) the 2018 and 2017 consolidated financial statements and the retrospective adjustments to the 2016 consolidated financial statements of Willis Towers Watson Public Limited Company and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle), and (2) the effectiveness of Willis Towers Watson Public Limited Company and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Willis Towers Watson Public Limited Company for the year ended December 31, 2018, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, PA

March 11, 2019